Penfolds
Australia's Most Famous Wine

ROSEMOUNT ESTATE
The prestige wine of Australia

04 FEB 24 AM 7:21

LINDEMANS
making life more enjoyable

04010085

5 Februrary 2004

The Manager
Stop 3-9
Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street N W
WASHINGTON D C 20549

SUPPL

SEC EXEMPTION NO 82-2692

Dear Sir/Madam

SOUTHCORP LIMITED - FILE 82-2692
CANCELLATION OF OPTIONS

We enclose herewith for filing a copy of the above announcement that was lodged with the Australian Stock Exchange today.

The notice is to be filed with respect to the Company's obligation pursuant to Rule 12g3-2(b). Please acknowledge receipt of this letter by stamping and returning the enclosed copy in the self addressed envelope provided for your convenience.

Yours faithfully
SOUTHCORP LIMITED

PROCESSED
FEB 25 2004
THOMSON FINANCIAL

dlw 2/25

M M HUDSON
COMPANY SECRETARY

Encl

cc: Mark R. Saunders, Global Markets Capital Corp.

Penfolds
Australia's Most Famous Wine

ROSEMOUNT ESTATE
The prestige wine of Australia

LINDEMANS
making life more enjoyable

5 February 2004

Manager Announcements
Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

CANCELLATION OF OPTIONS

We advise that, in accordance with the terms of the Southcorp Managing Director Share Option Deed between the Company and former Managing Director, Mr Keith Lambert, the number of options to acquire additional fully paid ordinary shares in the capital of the Company set out below have been cancelled:

Date Options Granted	Exercise Price	Date Options Cancelled	No. Options Cancelled
2 November 2001	$6.83	2 February 2004	2,000,000

Yours faithfully
SOUTHCORP LIMITED

M M HUDSON
COMPANY SECRETARY